   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998

                                                REGISTRATION NO. 333- [        ]
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                         MACK-CALI REALTY CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------


         MARYLAND                                           22-3305147
  (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                               11 COMMERCE DRIVE
                          CRANFORD, NEW JERSEY 07016
                                (908) 272-8000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                  AREA CODE, OF PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                THOMAS A. RIZK
                            CHIEF EXECUTIVE OFFICER
                         MACK-CALI REALTY CORPORATION
                               11 COMMERCE DRIVE
                          CRANFORD, NEW JERSEY 07016
                                (908) 272-8000
                          (908) 272-6755 (FACSIMILE)
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:

                         JONATHAN A. BERNSTEIN, ESQ.
                              BLAKE HORNICK, ESQ.
                       PRYOR, CASHMAN, SHERMAN & FLYNN
                                410 PARK AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 421-4100
                          (212) 326-0806 (FACSIMILE)

                                --------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as possible after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.[_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

====================================================================================================================================

                                     Amount                 Proposed maximum            Proposed maximum               Amount of
     Title of shares to              to be                  aggregate price                aggregate                  registration
       be registered               registered                 per share *               offering price *                  fee
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                    2,316,201 shares                 $40.00                  $92,648,040.00                $28,075.17
($0.01 par value)
====================================================================================================================================


* Estimated solely for the purpose of calculating the registration fee and computed in accordance with Rule 457(c) upon the basis of the high and low prices per share of the Registrant's Common Stock as reported by the New York Stock Exchange on January 13, 1998.


               THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.



                         -----------------------------

PROSPECTUS
----------
                               2,316,201 Shares

                         MACK-CALI REALTY CORPORATION

                                 Common Stock

                                   --------

All of the 2,316,201 shares of common stock, $0.01 par value per share (the "Common Stock"), of Mack-Cali Realty Corporation (together with its subsidiaries, the "Company") offered hereby are offered for the account of the Stockholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of such Common Stock by the Selling Shareholders. The 2,316,201 shares of Common Stock offered hereby are referred to herein as the "Selling Shareholder Shares."

Shares of Common Stock may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the New York Stock Exchange (the "NYSE") or other exchanges on which the Common Stock is then traded, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Shareholder Shares may be sold in one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Selling Shareholder Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of the exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for the other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers, as well as certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

The aggregate proceeds to the Selling Shareholders from the sale of the Selling Shareholder Shares will be the purchase price of the Selling Shareholder Shares sold less the aggregate agents' commissions and underwriters' discounts, if any. By agreement, the Company will pay substantially all of the expenses incident to the registration of the Selling Shareholder Shares, except for selling commissions associated with the sale of the Selling Shareholder Shares, all of which will be paid by the Selling Shareholders.

The Common Stock is listed on the NYSE and the Pacific Exchange under the symbol "CLI." The closing price of the Common Stock as reported on the NYSE on January 13, 1998, was $40.0625 per share.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES OR COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                 The date of this Prospectus is January __, 1998.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that any information contained therein is correct as of any time subsequent to the date hereof.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's public reference section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. In addition, the Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange, and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

         The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The documents listed below have been filed by the Company (File No. 1-13274) under the Exchange Act with the Commission and are incorporated herein by reference:

         a. The Company's Annual Report on Form 10-K (File No. 1-13274) for the fiscal year ended December 31, 1996;

         b. The Company's Quarterly Reports on Form 10-Q (File No. 1-13274) for the fiscal quarters ended March 31, June 30 and September 30, 1997;

         c. The Company's Current Reports on Form 8-K and Form 8-K/A (File No. 1-13274), dated January 31, 1997, September 18, 1997,
               September 19, 1997, December 11, 1997 and January 16, 1998;

         d. The Company's Proxy Statements relating to the Annual Meeting of Shareholders held on May 15, 1997 and the Special Meeting of Shareholders held on December 11, 1997; and

         e. The description of the Common Stock and the description of certain provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws, both contained in the Company's Registration Statement on Form 8-A, dated August 9, 1994.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Offered Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be made to Barry Lefkowitz, Chief Financial Officer of the Company, 11 Commerce Drive, Cranford, New Jersey 07016-3510 (telephone number:
(908) 272-8000).

                                  THE COMPANY

         Mack-Cali Realty Corporation is a fully-integrated real estate investment trust ("REIT") that owns and operates a portfolio comprised primarily of Class A office and office/flex buildings, as well as commercial real estate leasing, management, acquisition, development and construction businesses. As of January 15, 1998, the Company owned and operated 189 properties, aggregating approximately 22.0 million square feet (collectively, the "Properties"). The Properties are comprised of 177 office and office/flex buildings totaling approximately 21.6 million square feet (the "Office Properties" and "Office/Flex Properties," respectively), six industrial/warehouse properties containing an aggregate of approximately 400,000 square feet (the "Industrial/Warehouse Properties"), two multi-family residential properties, two stand-alone retail properties and two land leases. The 177 Office and Office/Flex

Properties are comprised of 118 office buildings containing an aggregate of 18.6 million square feet (the "Office Properties") and 59 office/flex buildings containing an aggregate of approximately 3.0 million square feet (the "Office/Flex Properties"). The Company believes that its Properties have excellent locations and access and are well-maintained and professionally managed. As a result, the Company believes that its Properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets.

         On December 11, 1997, the Company, then named Cali Realty Corporation, and its subsidiary, then named Cali Realty, L.P., completed its previously announced transaction (the "Mack Transaction") pursuant to an agreement dated as of September 18, 1997 with the Mack Company and Patriot American Office Group (collectively, the "Mack Group"), as amended as of December 11, 1997. The Company acquired 54 office properties, aggregating approximately 9.2 million square feet (the "Mack Properties") and each of Cali Realty Corporation and Cali Realty, L.P. changed its name to Mack-Cali Realty Corporation and Mack-Cali Realty, L.P., respectively. The Mack Properties are located in nine states, primarily in the Northeast and Southwest.

         The Company's strategy has been to focus its development and ownership of office properties in sub-markets where it is, or can become, a significant and preferred owner and operator. The Company will continue this strategy by expanding, primarily through acquisitions, initially into sub-markets where it has, or can achieve, similar status. Management believes that the recent trend towards increasing rental and occupancy rates in office buildings in the Company's sub-markets continues to present significant opportunities for growth. The Company may also develop properties in such sub-markets, particularly with a view towards potential utilization of certain vacant land recently acquired or on which the Company holds options. Management believes that its extensive market knowledge provides the Company with a significant competitive advantage which is further enhanced by its strong reputation for and emphasis on delivering highly responsive management services, including direct and continued access to the Company's senior management. The Company performs substantially all construction, leasing, management and tenant improvements on an "in-house" basis and is self-administered and self-managed. As of December 31, 1997, the Company had over 300 employees.

         Cali Associates, the entity to whose business the Company succeeded in 1994, was founded by John J. Cali, Angelo R. Cali and Edward Leshowitz (the "Founders") who have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in Northern and Central New Jersey for over 40 years and have been primarily focusing on office buildings for the past fifteen years. In addition to the Founders, the Company's executive officers generally have been employed by the Company and its predecessor for an average of approximately 10 years. The Company and its predecessor have built approximately four million square feet of office space, more than one million square feet of industrial facilities and over 5,500 residential units.

         The Company has elected to be taxed as a REIT for federal income tax purposes and expects to continue to elect such status. Although the Company believes that it was organized and has been operating in conformity with the requirements for qualification under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal taxation at regular corporate rates. As a result, such a failure would adversely affect the Company's ability to make distributions to its stockholders and could have an adverse affect on the market value and marketability of the Common Stock.

         To ensure that the Company qualifies as a REIT, the transfer of shares of capital stock of the Company, including the Common Stock, is subject to certain restrictions, and ownership of capital stock by any single person is limited to 9.8 percent of the value of such capital stock, subject to certain exceptions. The Company's Articles of Incorporation provide that any purported transfer in violation of the above-described ownership limitations shall be void ab initio.

         The shares of Common Stock of the Company are listed on the NYSE under the symbol "CLI." The Company has paid regular quarterly distributions on its Common Stock since it commenced operations as a REIT in 1994. The Company intends to continue making regular quarterly distributions to the holders of its Common Stock. Distributions depend upon a variety of factors, and there can be no assurance that distributions will be made.

         All of the Company's interests in the Properties are held by, and its operations are conducted through, Mack-Cali Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), or by entities controlled by the Operating Partnership. As of December 31, 1997, the Company was the beneficial owner of approximately 79.6 percent of the Operating Partnership, without taking into account contingent, non-participating Common and Preferred Units and warrants to purchase Common Units issued in the Mack Transaction, and is its sole general partner. As used herein, the term "Units" refers to limited partnership interests in the Operating Partnership.

         The Company was incorporated under the laws of Maryland on May 24, 1994. Its executive offices are located at 11 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is (908) 272-8000. The Company has an internet Web address at "http://www.mack-cali.com."

                                USE OF PROCEEDS

         The shares of Common Stock offered hereby are being registered for the account of the Selling Shareholders and, accordingly, the Company will not receive any proceeds from the sale of the Selling Shareholder Shares by the Selling Shareholders.


                             SELLING SHAREHOLDERS

         All of the Selling Shareholder Shares are issuable upon the redemption of units of limited partnership interests in the Operating Partnership ("Units") or upon the exercise of warrants to purchase shares of Common Stock ("Warrants"). As of January 16, 1998, ten of the 15 Selling Shareholders held an aggregate of 1,401,225 Units and eight held an aggregate of 914,976 Warrants. The 1,401,225 Units were originally issued in connection with the acquisition by the Company on January 31, 1997 of certain properties (the "RM Transaction") of Robert Martin Company, LLC and affiliates ("RM"). An aggregate of 400,000 of the Warrants (the "RM Warrants") were received by five of the Selling Shareholders in connection with the RM Transaction and pursuant to the terms of employment and warrant agreements between the Company and each of such Selling Shareholders. The other 514,976 Warrants (the "Mack Warrants") were received by three of the Selling Shareholders in connection with the acquisition by the Company on December 11, 1997 of certain properties (the "Mack Transaction") of the Mack Company and Patriot American Office Group and pursuant to the terms of employment and warrant agreements between the Company and each of such Selling Shareholders. The Units and Warrants (collectively, the "Derivative Securities") are redeemable or exercisable for an equal number of shares of Common Stock. See "Description of Securities - Redemption Rights" below for additional information regarding the Units.

         The following table sets forth certain information regarding the ownership of the Company's Common Stock by the Selling Shareholders as of January 16, 1998. The Selling Shareholder Shares underlying the Derivative Securities are referred to in the following table as RM Unit Shares, RM Warrant Shares and Mack Warrant Shares. As of such date, none of the Selling Shareholder Shares were issued and outstanding and all of the Selling Shareholders owned less than one percent of the number of outstanding shares of Common Stock. Each Selling Shareholder will receive all of the net proceeds from the sale of his or her respective Selling Shareholder Shares offered hereby. The number of shares of Common Stock outstanding will not change as a result of the offering, nor will the number of shares owned or percentage of ownership of any persons other than the Selling Shareholders change as a result thereof. Because the Selling Shareholders may sell all or part of their Selling Shareholder Shares pursuant to this Prospectus, and this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number and percentage of shares of Common Stock that will be held by the Selling Stockholders upon termination of the offering covered by this Prospectus.



          Name and Position                               RM                RM                      Mack
          with Company                               Unit Shares       Warrant Shares          Warrant Shares        Total
          ------------                               -----------       --------------          --------------        -----
          Brad W. Berger, Member of
          Advisory Board                                 142,280              170,000                    -          312,280

          Greg Berger, Vice President -
          Operations                                      28,601               20,000                    -           48,601

          Martin S. Berger, Member of
          Advisory Board                                 516,322                    -                    -          516,322

          James Clabby, Vice President -
          Leasing                                              -                    -               50,000           50,000

          Andrew Greenspan, Vice
          President - Acquisitions                             -               20,000                    -           20,000

          Michael Grossman, Vice
          President - Leasing                                  -               20,000                    -           20,000

          Mitchell E. Hersh, President,
          Chief Executive Officer &
          Director                                             -                    -              339,976          339,976

          Timothy M. Jones, Executive
          Vice President                                 142,280              170,000                    -          312,280

          James Mertz, Vice President -
          Operations                                           -                    -              125,000          125,000

          Robert F. Weinberg, Director                   516,322                    -                    -          516,322

          MSB Management, Inc.                             5,210                    -                    -            5,210

          RFW Management, Inc.                             5,210                    -                    -            5,210

          RMC Devel. Co., LLC Executive
          Compens. Plan AG Trust                          15,000                    -                    -           15,000

          RMC Devel. Co., LLC Executive
          Compens. Plan HR Trust                          15,000                    -                    -           15,000

          RMC Devel. Co., LLC Executive
          Compens. Plan MG Trust                          15,000                    -                    -           15,000
                                                          ------              -------              -------           ------

          Total                                        1,401,225              400,000              514,976        2,316,201
                                                       =========              =======              =======        =========

         Information regarding each Selling Shareholder's current relationship with the Company or the Company's predecessors and affiliates and such relationships, if any, within the past three years is set forth below.

         Brad W. Berger serves as a member of the Company's Advisory Board. Following the RM Transaction in January 1997 until the Mack Transaction in December 1997, Mr. Berger served as Executive Vice President and a member of the Board of Directors of the Company. Prior to the RM Transaction, Brad Berger served as RM's President and Chief Executive Officer from 1994 to 1996.

         Greg Berger serves as Vice President - Operations of the Company. Prior to the RM Transaction on January 31, 1997, Mr. Berger was an affiliate of RM.

         Martin S. Berger serves as a member of the Company's Advisory Board. Prior to the RM Transaction on January 31, 1997, Mr. Berger was an affiliate of RM.

         James Clabby serves as Vice President - Leasing of the Company. Prior to the Mack Transaction on December 11, 1997, Mr. Clabby was an affiliate of The Mack Company.

         Andrew Greenspan serves as Vice President - Acquisitions of the Company. Prior to the RM Transaction on January 31, 1997, Mr. Greenspan was an affiliate of RM.

         Michael Grossman serves as Vice President - Leasing of the Company. Prior to the RM Transaction on January 31, 1997, Mr. Grossman was an affiliate of RM.

         Mitchell E. Hersh serves as President, Chief Operating Officer and as a member of the Board of Directors of the Company. Prior to the Mack Transaction in December 1997, Mr. Hersh served as a Partner and Chief Operating Officer of The Mack Company.

         Timothy M. Jones serves as Executive Vice President of the Company. Prior to the RM Transaction in January 1997, Mr. Jones served as Executive Vice President and Chief Operating Officer of RM.

         James Mertz serves as Vice President - Operations of the Company. Prior to the Mack Transaction on December 11, 1997, Mr. Mertz was an affiliate of The Mack Company.

         Robert F. Weinberg serves as a member of the Board of Directors of the Company. Prior to the RM Transaction in January 1997, Mr. Weinberg served as Co-Chairman and General Partner of RM.

                              PLAN OF DISTRIBUTION

         The Selling Shareholder Shares may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the NYSE or other exchanges on which the Common Stock is traded, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Shareholder Shares may be sold in one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Selling Shareholder Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of the exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by the Selling Shareholders will be selected by such Selling Shareholders. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers, as well as certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         Upon the Company being notified by the Selling Shareholders that any material arrangement has been entered into with a broker-dealer for the sale of Selling Shareholder Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemental prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing: (i) the name of each such Selling Shareholders and of the participating broker-dealer(s), (ii) the number of Selling Shareholder Shares involved, (iii) the price at which such Selling Shareholder Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

         The Selling Shareholders reserve the sole right to accept and, together with any agent of the Selling Shareholders, to reject in whole or in part any proposed purchase of the Selling Shareholder Shares. The Selling Shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

         To the extent required, the amount of the Selling Shareholder Shares to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a prospectus supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The Selling Shareholders and agents who execute orders on its behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

         Offers and sales of shares of the Common Stock have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the Selling Shareholder Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Selling Shareholder Shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

         The Selling Shareholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Shareholders or any such other person, and may affect the marketability of the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to the Common Stock.

         The Company will pay substantially all of the expenses incident to the registration of the shares of Common Stock offered hereby, estimated to be approximately $56,000.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

General

         The authorized capital stock of the Company consists of 190,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). At December 31, 1997, 49,856,289 shares of Common Stock were issued and outstanding; no shares of Preferred Stock are outstanding as of the date hereof.

         Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of the Company's Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit described below. Holders of shares of Common Stock have no preemptive rights or cumulative voting rights. All shares of Common Stock will, when issued, be duly authorized, fully paid, and nonassessable. Distributions may be paid to the holders of shares of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

         Under Maryland law, stockholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each holder of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company, including debts and liabilities arising out of its status of general partner of the Operating Partnership.

         With certain exceptions, the Company's Articles of Incorporation provide that no person may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent of the value of the Company's issued and outstanding shares of capital stock. See "-- Restrictions on Transfer" below.

         The registrar and transfer agent for the Company's Common Stock is ChaseMellon Shareholder Services, LLC.

         Under the Company's Articles of Incorporation, shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to the issuance of shares of each series, the Board of Directors is required by the Maryland General Corporation Law (the "MGCL") and the Company's Articles of Incorporation to adopt resolutions and file Articles Supplementary with the State Department of Assessments and Taxation of Maryland, setting for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Maryland law. Because the Board of Directors has the power to establish the terms and conditions of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock power, preferences and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

Redemption Rights

         Persons who hold Units in the Operating Partnership have rights which enable them to require the Operating Partnership to redeem part or all of their Units for cash (based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or, at the election of the Company, shares of Common Stock (on a one-for-one basis). The obligation to redeem the Units may be assumed by the Company in exchange for, at the Company's election, either cash or shares of Common Stock, provided that the Company may not pay for such redemption with shares of Common Stock to the extent that it would result in any person beneficially or constructively owning shares of Common Stock in excess of the Ownership Limit. See "-- Restrictions on Transfer" below.

Restrictions On Transfer

         Ownership Limits. For the Company to qualify as a REIT under the Code, no more than 50 percent of the value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

         The Company's Articles of Incorporation provide, subject to certain exceptions specified therein, that no holder may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent by value (the "Ownership Limit") of the outstanding capital stock of the Company. The Board of Directors may exempt a person from the Ownership Limit if evidence satisfactory to the Board of Directors or the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such exemption, the intended transferee must give written notice to the Company of the proposed transfer and must furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the Board of Directors no later than the 15th day prior to any transfer which, if consummated, would result in the intended transferee having the direct or beneficial ownership of shares in excess of the Ownership Limit. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT. Any transfer of securities that would: (i) create a direct or indirect ownership of shares of stock in excess of the Ownership Limit; (ii) result in the shares of stock being owned by fewer than 100 persons; or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code shall be null and void, and the transferor will be deemed not to have transferred the shares.

         All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

         Every owner of more than 5 percent (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of capital stock must file a written notice with the Company containing the information specified in the Articles of Incorporation no later than January 31 of each year. In addition, every stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

         The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board of Directors.

Warrants

         400,000 of the shares of Common Stock offered by this Prospectus are issuable upon the exercise of an equal number of RM Warrants and 514,976 of the shares of Common Stock offered hereby are issuable upon the exercise of an equal number of Mack Warrants. The RM Warrants are exercisable at a price of $33.00 per share of Common Stock and expire on January 31, 2007. The Mack Warrants are exercisable at a price of $38.75 per share of Common Stock and expire on December 31, 2007.


                                  LEGAL MATTERS

         Certain legal matters in connection with this offering, including the validity of the issuance of the shares of Common Stock offered hereby, will be passed upon for the Company by Pryor, Cashman, Sherman & Flynn, New York, New York.


                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The combined financial statements of the Robert Martin Group, for the year ended December 31, 1996, included in the Company's Current Report on Form 8-K/A, dated January 31, 1997 and filed March 28, 1997, have been so incorporated in reliance on the report of Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The statements incorporated in this Prospectus by reference to the Current Reports on Form 8-K of the Company, dated September 18, 1997 and January 16, 1998, respectively, have been so incorporated in reliance on the reports of Schonbraun Safris Sternlieb & Co., L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of The Mack Group incorporated in this Prospectus by reference to the Company's Proxy Statement, dated November 10, 1997, except as they relate to the unaudited nine-month periods ended September 30, 1997 and 1996 and except as they relate to Patriot American Office Group, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to Patriot American Office Group, by Ernst & Young LLP, independent accountants, whose reports thereon are incorporated by reference in this Prospectus. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

--------------------------------------------------------------------------------

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that any information contained therein is correct as of any time subsequent to the date hereof.


                          --------------------------

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Available Information..................................................   2
Incorporation of Certain Documents by Reference........................   2
The Company............................................................   3
Use of Proceeds........................................................   5
Selling Shareholders...................................................   5
Plan of Distribution...................................................   8
Description of Securities to be Registered.............................  10
Legal Matters..........................................................  12
Experts ...............................................................  12


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                               2,316,201 Shares









                               MACK-CALI REALTY
                                  CORPORATION




                                 Common Stock



                               -----------------

                                  PROSPECTUS

                               -----------------






                                 January __, 1998





--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  Other Expenses of Issuance and Distribution.

Estimated expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fee                                                    $  28,075.46
Legal Fees and Expenses                                                15,000.00
Accounting Fees and Expenses                                           10,000.00
Miscellaneous                                                           3,000.00
                                                                       ---------

              Total                                                 $  56,075.46
                                                                       =========


ITEM 15.  Indemnification of Directors and Officers.

     The Company's officers and directors are indemnified under Maryland law, the Articles of Incorporation and the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement of the Operating Partnership"), against certain liabilities. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of the State of Maryland. The bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

     The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful, or the director or officer was adjudged to be liable to the corporation for the act or omission. No amendment of the Articles of Incorporation of the Company shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits the Company to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

     The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, with specified exceptions. The MGCL does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of the Company contain a provision consistent with the MGCL. No amendment of the Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

     The Partnership Agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to its stockholders is limited under the Company's Articles of Incorporation.

     The Company has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that the Company indemnify its directors and officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under the Company's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions of the Articles of Incorporation and the bylaws and the Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.


ITEM 16.        Exhibits.

Exhibit No.     Description

   4.1      Form of Common Stock certificate
   4.2 Form of Warrant Agreement, incorporated by reference to Exhibits 10.106, 10.107 and 10.108 to the Company's Current Report on Form 8-K, filed with the Commission on December 11, 1997, and to Exhibits
            10.84 and 10.85 to the Company's Annual Report on Form 10-K, filed with the Commission on December 31, 1996
   5.1      Opinion of Pryor, Cashman, Sherman & Flynn
  23.1      Consent of Pryor, Cashman, Sherman & Flynn (included as part of
            Exhibit 5.1)
  23.2      Consent of Price Waterhouse LLP
  23.3      Consent of Ernst & Young LLP
  23.4      Consent of Ernst & Young LLP
  23.5      Consent of Schonbraun Safris Sternlieb & Co., L.L.C.

ITEM 17. Undertakings.

     (a)    The undersigned Registrant also hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from Registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering hereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                    SIGNATURE


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cranford, State of New Jersey on January 16, 1997.


                                         MACK-CALI REALTY CORPORATION


                                         By: /s/  Thomas A. Rizk
                                            -------------------------
                                            THOMAS A. RIZK
                                            CHIEF EXECUTIVE OFFICER



        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   SIGNATURE                                         TITLE                                        DATE
   ---------                                         -----                                        ----
                                                     Chief Executive Officer
  /s/ Thomas A. Rizk                                 and Director                              January 16, 1998
---------------------------------------------
THOMAS A. RIZK


                                                     President, Chief Operating
  /s/ Mitchell E. Hersh                              Officer and Director                      January 16, 1998
---------------------------------------------
MITCHELL E. HERSH

                                                     Executive Vice President
                                                     and Chief Financial
  /s/ Barry Lefkowitz                                Officer                                   January 16, 1998
-------------------------------------------------
BARRY LEFKOWITZ


  /s/ John J. Cali                                   Chairman of the Board                     January 16, 1998
-------------------------------------------------
JOHN J. CALI


  /s/ William L. Mack                                Director                                  January 16, 1998
-------------------------------------------------
WILLIAM L. MACK

   SIGNATURE                                         TITLE                                        DATE
   ---------                                         -----                                        ----
/s/ Brendan T. Byrne                                 Director                                  January 16, 1998
-------------------------------------------------
BRENDAN T. BYRNE


/s/ Martin D. Gruss                                  Director                                  January 16, 1998
-------------------------------------------------
MARTIN D. GRUSS


/s/ Jeffrey B. Lane                                  Director                                   January 16, 1998
-------------------------------------------------
JEFFREY B. LANE


/s/ Earle I. Mack                                    Director                                   January 16, 1998
-------------------------------------------------
EARLE I. MACK


/s/ Paul A. Nussbaum                                 Director                                   January 16, 1998
-------------------------------------------------
PAUL A. NUSSBAUM


/s/ Alan G. Philibosian                              Director                                   January 16, 1998
-------------------------------------------------
ALAN G. PHILIBOSIAN


/s/ Irvin D. Reid                                    Director                                   January 16, 1998
-------------------------------------------------
IRVIN D. REID


/s/ Vincent Tese                                     Director                                   January 16, 1998
-------------------------------------------------
VINCENT TESE


/s/ Robert F. Weinberg                               Director                                   January 16, 1998
-------------------------------------------------
ROBERT F. WEINBERG

                                                                                Sequentially
Exhibit                                                                         Numbered
  No.        Description                                                        Page
  ---        -----------                                                        ----
 4.1         Form of Common Stock Certificate
 4.2         Form of Warrant Agreement, incorporated by reference to Exhibits
             10.106, 10.107 and 10.108 to the Company's Current Report on Form
             8-K, filed with the Commission on December 11, 1997, and to
             Exhibits 10.84 and 10.85 to the Company's Annual Report on Form
             10-K, filed with the Commission on December 31, 1996
 5.1         Opinion of Pryor, Cashman, Sherman & Flynn
23.1         Consent of Pryor, Cashman, Sherman & Flynn (included as part of Exhibit 5.1)
23.2         Consent of Price Waterhouse LLP
23.3         Consent of Ernst & Young, LLP
23.4         Consent of Ernst & Young, LLP
23.5         Consent of Schonbraun Safris Sternlieb & Co., L.L.C.